(11) Statement re: Computation of per share earnings.

Garden Bay International, Ltd.

              Weighted Average Shares Outstanding
                 March 31, 2001, March 31, 2000

                            March 31, 2001     March 31, 2000

Weighted Average Shares        5,473,000           5,187,000

Net Loss                              24               3,339

Net Loss Per Share                0.0000              0.0006